Mail Stop 7010

January 25, 2006

via U.S. mail and facsimile

Frederico Sada Gonzalez
President and Chief Executive Officer
Vitro, S.A. de C.V.
Ave. Ricardo Margain Zozaya 400
Col. Valle del Capestre
San Pedro Garza Garcia, Nuevo Leon, 66265 Mexico

	Re:	Vitro, S.A. de C.V.
		Form 20-F for the Fiscal Year Ended December 31, 2004
		Filed July 1, 2005
      Form 6-K filed October 26, 2005
		File No. 1-10905

Dear Mr. Gonzalez:

      We have reviewed your response letter dated November 30,
2005
and have the following additional comments. Where indicated, we think you should revise your document or revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2004

General
1. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* The company is responsible for the adequacy and accuracy of the disclosure in their filings;
* Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
2. We note in certain parts of your response to our letter dated August 5, 2005, you propose to restate your financial statements in the registration statement on Form F-4 that you intend to file following the conclusion of this review. However, given the magnitude of certain of the corrections, we do not consider this approach to be appropriate. Instead, we expect you to amend your Form 20-F for the year ended December 31, 2004. Accordingly, please tell us when you will file your amended Form 20-F, which includes your restated US GAAP financial statements. We remind you that when you file your amended Form 20-F, you should appropriately address the following:
* An explanatory paragraph in the reissued audit opinion;
* Full compliance with APB 20, paragraphs 36 and 37;
* Fully update all affected portions of the document, including MD&A, selected financial data, and quarterly financial data;
* Update Item 15. Controls and Procedures to include the following:
o A discussion of the restatement and the facts and circumstances surrounding it,
o How the restatement impacted the CEO and CFO`s original conclusions regarding the effectiveness of their disclosure controls and procedures,
o Changes to internal controls over financial reporting, and
o Anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.
Refer to Item 15(a) and 15(d) of Form 20-F.
* Update certifications.

Item 5.  Operating and Financial Review and Prospects, page 38

Liquidity and Capital Resources, page 49
3. We note your response to comment 4 in our letter dated August
5,
2005. In future filings, please revise your disclosures to clarify the implications, including whether or not your debt is callable, as a result of (1) your not meeting certain financial ratios with respect to the Vicap Notes and Vena`s notes and (2) your covenant breaches with respect to your credit facilities.





2.  Basis of presentation and principles of consolidation, page F-
9

b)  Consolidated subsidiaries
4. We note your response to comment 11 in our letter dated August
5,
2005.  Specifically, we note that you have concluded Empresas
Comegua
S.A. should not have been consolidated under US GAAP but rather should have been accounted for under the equity method. Please amend your Form 20-F for the fiscal year ended December 31, 2004 to restate
your US GAAP consolidated financial statements for each period presented.
5. We also note in your response to comment 11 in our letter dated August 5, 2005, that under Mexican GAAP, you believe you maintain effective control of Comegua and therefore appropriately consolidate this subsidiary in accordance with Bullet B-8.  Please explain your
conclusion in further detail under Mexican GAAP.  In particular, we
note that although you have the ability to nominate the CEO, the Board of Directors, which you do not control, must confirm the nomination. Accordingly, it is unclear how you meet any of the criteria in Bulletin B-8 for when equity ownership of less than 50%
may represent control.

15.  Other expenses, net, page F-27
6. We note your response to comment 14 in our letter dated August
5,
2005. Please clarify for us why you have applied SFAS 112, as opposed to SFAS 146, to your corporate downsizing activities. In this regard, please clarify whether the costs you have accounted for under SFAS 112 are part of an ongoing benefit arrangement or a one-
time termination benefit.
7. Regarding the error in your US GAAP consolidated balance
sheets,
as discussed in your response to comment 14 in our letter dated August 5, 2005, please tell us exactly how you misapplied SFAS 112 in relation to the associated liability and the initial effect of recognizing the liability in retained earnings such that your accounting does not also affect your US GAAP consolidated statements of operations.  In addition, please provide us with your detailed
SAB
99 materiality analysis for this error, including the amount of the
error for each period presented by line item.  If you determine that
the error is material, please amend your Form 20-F for the fiscal year ended December 31, 2004 to restate your US GAAP consolidated financial statements.
8. Further, please tell us the amount of expense recorded under Mexican GAAP and US GAAP. Under Mexican GAAP, please also provide a reconciliation of the amounts discussed in your response letter to
the amounts of Ps. 243 and Ps. 329, reported in note 15.   Under
US
GAAP, please separately tell us the amounts recognized under SFAS 112, SFAS 146, and SFAS 144. To the extent that Mexican GAAP differs from US GAAP, please disclose this difference in note 22.
9. Regarding your restructuring expenses that you have deemed to meet
the definition set forth in SFAS 146 in your response to comment
14
in our letter dated August 5, 2005, please provide us with the following:
* Please tell us your policy for recognizing the different types of restructuring expenses under US GAAP.
* Please provide us with the disclosures required by SFAS 146 for your restructuring expenses incurred for each period presented.
* Please tell us whether you recorded the gain or loss on sale or disposal of inventory within cost of sales for both Mexican GAAP and
US GAAP. Please provide us with the literature that supports your classification of the gains or losses.
10. In your response to comment 14 in our letter dated August 5, 2005, you indicate that the closing of all of Vitro America`s distribution and production facilities and the discontinuance of operations in Northwestern United States should have resulted in discontinued operations classification under US GAAP in accordance with SFAS 144. It is unclear to us how you arrived at this conclusion. In this regard, Vitro America was not disposed of and you are continuing to restructure this portion of your business. As such, please tell us how you determined the closed distribution and production facilities and the discontinued of operations in Northwestern United States are components of your company.
11. We note your response to comment 15 in our letter dated August
5,
2005. Please tell us the amount of impairment charges recognized in fiscal years 2003 and 2002 under both Mexican GAAP and US GAAP, as we note you recognized Ps. 11 million in fiscal year 2004 under both Mexican and US GAAP. Please also tell us if you identified impaired assets under US GAAP in the same manner for fiscal years 2003 and 2002 as you did for fiscal year 2004, as stated in your response letter dated November 30, 2005.

17. Income tax, asset tax and workers` profit sharing, page F-27
12. We note your response to comment 16 in our letter dated August
5,
2005. Given your history of pre-tax losses, we do not find projections of future taxable income to be sufficiently persuasive positive evidence to support the realization of your net operating losses. See paragraph 23 of SFAS No. 109. We note that the losses from the devaluation of the Mexican peso have been declining from Ps.
1,687 in 2002 to Ps. 823 in 2003 to Ps. 78 in 2004.  However,
given
that fluctuations in foreign currency exchange rates are not within your control, it is unclear to us why you believe that the decline in currency-related losses will continue. Accordingly, please explain in further detail how your tax planning strategies support the realization of your tax loss and credit carryforwards, as well as your other deferred tax assets, to the extent that there is a shortfall in the amount of future reversals of existing taxable temporary differences. In this regard, please tell us the nature of your tax planning strategies, how each strategy supports the realization of deferred tax assets, and the amount of the shortfall that each strategy covers.
13. In addition, based on your response to prior comment 26, we note that you reversed Ps. 889 of your valuation allowance in 2004. Please identify the specific factors that changed in 2004, as compared to previous years, to support your reversal of this amount.
14. We note your response to comment 17 in our letter dated August
5,
2005. Please confirm to us that you will include your policy for the recognition of deferred taxes related to distributable stockholders` equity, as stated in your response, in future filings.

18.  Business dispositions, page F-29
15. We note your response to comment 18 in our letter dated August
5,
2005 and have the following comments.
* We note that you believe Vitro OCF should have been classified as a discontinued operation, as the gain from the sale is approximately 50% of operating income in your US GAAP consolidated statements of operations. As such, please amend your Form 20-F for the fiscal year ended December 31, 2004 to restate your US GAAP financial statements to reflect the sale of Vitro OCF as a discontinued operation in accordance with SFAS 144.
* We note that under Mexican GAAP, you do not believe that Vitro OCF is material for the purposes of classification as a discontinued operation. Citing relevant accounting literature, please help us understand how Bulletin C-15 defines materiality. Specifically, we note that discontinued operations presentation of Vitro OCF would change your first pre-tax income in three years of Ps. 24 to, at a minimum, a loss of approximately Ps. 383. As such, it is unclear why
Vitro OCF is considered immaterial to your consolidated operations.
* Based on your Form 6-K dated January 17, 2006, we note that you sold your interests in Vitro Fibras in March 2004. Please tell us your basis for not classifying this divestiture as a discontinued operation under Mexican GAAP and US GAAP.
* We note that the gain on sale of Ampolletas in fiscal year 2002 is
5% of operating income in your US GAAP consolidated statements of operations. As such, the sale of Ampolletas appears to be material.
Please either provide us with your complete SAB 99 materiality analysis that demonstrates the sale of Ampolletas is immaterial, or restate your US GAAP financial statements to also reflect this sale as a discontinued operation.
* We note that you sold 100% of your interests in Plasticos Bosco, S.A. de C.V. and Inmobiliaria de La Suere, S.A. de C.V., collectively known as Bosco, on April 1, 2005. From your unaudited, interim financial statements, it appears that you are not presenting the sale of these subsidiaries as discontinued operations for Mexican GAAP purposes. Please tell us how you intend to present the sale of Bosco in your Form 20-F for the fiscal year ended December 31, 2005. Please also confirm that you will include all required SFAS 144 disclosures for the sale of Bosco.
* In your response to prior comment 18, you state that you have classified gains / losses in operating income under US GAAP.
Based
on your response to prior comment 23, you appear to classify these amounts in non-operating income. Please clarify this inconsistency.

k) Other differences and supplemental U.S.  GAAP disclosures, page
F-
39
16. We note your response to comment 22 in our letter dated August
5,
2005. Please include Schedule I of Rule 5-04 of Regulation S-X when you amend your Form 20-F for the fiscal year ended December 31, 2004.

l) Comparative consolidated financial statements - U.S. GAAP, page
F-
46
17. We note your response to comment 23 in our letter dated August
5,
2005. For fiscal year 2004, tell us what comprises the Ps. 488 million you have classified as "[g]ain from sale of subsidiaries and associated companies." From your response to prior comment 18, we would have expected the amount to be Ps. 407 million.
18. We note your response to comment 24 in our letter dated August
5,
2005. We note that your position that the restricted cash is an investing activity, as it is more of an investment nature. Please provide us with a more detailed explanation of this position. It would appear to us that the change in restricted cash would possibly be a financing activity, as it is restricted for your long-term loans. In future filings, please revise the line item name to something more reflective of the fact that it relates to the change in restricted cash for long-term loans. In addition, in future filings, please disclose the amount of the restricted cash and the nature of the restrictions.



Exhibits
19. We note your response to comment 26 in our letter dated August
5,
2005. The table you included in your hardcopy letter for this comment was not included in the letter uploaded to EDGAR. As such, please include this table in your next response letter and ensure it is filed on EDGAR.
20. In addition, with respect to your deferred tax valuation allowance, please tell us why the balances at the end of the year do not agree to the valuation allowance amounts of Ps. 103 and Ps. 53 on page F-28.

Form 6-K filed October 26, 2005
21. We note on July 27, 2005 you announced your intentions to sell your 51% ownership in Vitrocrisa to Libbey Inc. However, it does not appear that as of September 30, 2005 you presented this entity as held for sale under Mexican GAAP. Please tell us how you intend to present the intended sale of this entity in your US GAAP consolidated financial statements for the fiscal year ended December 31, 2005. Please include your evaluation of paragraphs 30-34 of SFAS 144.
If
Vitrocrisa has been sold as of December 31, 2005, please provide us with your analysis of paragraphs 41-44 of SFAS 144.

*    *    *    *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	You may contact Tracey Houser, Staff Accountant, at (202)
551-
3736, or me at (202) 551-3255, if you have questions regarding comments on the financial statements and related matters.


Sincerely,



Nili Shah
Accounting Branch Chief
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Frederico Sada Gonzalez
Vitro, S.A. de C.V.
January 25, 2006
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE